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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

July 14, 2021

Dear Sir, Madam,

Sub: Outcome of Board meeting

This has reference to our letter dated June 14, 2021, regarding the captioned subject. The Board, at their meeting held on July 13 and 14, 2021, transacted the following items of business:

Financial Results

1. Took on record the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards (INDAS) for the quarter ended June 30, 2021;

2. Took on record the audited standalone financial results of the Company as per INDAS for the quarter ended June 30, 2021; and

3. Took on record the audited financial statements of the Company and its subsidiaries as per INDAS and IFRS for the quarter ended June 30, 2021.

Other matters

4. Business Transfer – Brilliant Basics

   The Board approved the integration of the business of Brilliant Basics group comprising Brilliant Basics holding Ltd and its subsidiary Brilliant Basics Limited with Infosys Limited. The business integration will be made through business transfer agreement with Brilliant Basics Limited to transfer its business including all assets and liabilities to Infosys Limited. The transaction is between a holding company and a subsidiary and therefore is accounted for at carrying values and does not have any impact on the consolidated financial statement. Post business transfer, the two legal entities Brilliant Basics Holding Limited and Brilliant Basics Limited will be liquidated under the applicable laws.

5. As part of periodic review, the Board considered, approved/amended the following policies and charters: -
   - Corporate Social Responsibility (CSR) policy
   - Nomination and Remuneration policy
   - Enterprise Risk Management (ERM) policy
   - Corporate Social Responsibility (CSR) Committee charter
   - Risk Management Committee charter
   - Environmental, Social, and Governance (ESG) Committee charter

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

The copies of the above charters and policies will be made available on the website of the Company under the following link: https://www.infosys.com/investors/corporate-governance/policies.html

We are enclosing herewith the financial results and press release for your information and record. The same will be made available on the Company's website www.infosys.com.

Yours sincerely,
For **Infosys Limited**

MANIKANTHA AGS Digitally signed by MANIKANTHA AGS
Date: 2021.07.14 16:02:31 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com